FILE NO. 70-8875

                    SECURITIES AND EXCHANGE COMMISSION
                         WASHINGTON, D.C. 20549

               CERTIFICATE OF CONSUMMATION WITH RESPECT TO
               1) PROPOSED REVOLVING CREDIT FACILITY FOR
                         NORTHEAST UTILITIES ("NU")
           THE CONNECTICUT LIGHT AND POWER COMPANY ("CL&P") WESTERN MASSACHUSETTS ELECTRIC COMPANY ("WMECO") AND
         2) INCREASES AND EXTENSIONS OF SHORT-TERM BORROWING
                         OF NU, CL&P, WMECO, AND
          PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE ("PSNH")
                   HOLYOKE WATER POWER COMPANY ("HWP")
               NORTH ATLANTIC ENERGY CORPORATION ("NAEC")

     Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Holding Company Act of 1935, as amended, NU, CL&P, WMECO, PSNH, HWP, and NAEC(collectively, the "Applicants") hereby report and certify as follows:

     On February 10, 1998, NU consummated the transactions contemplated by Post-Effective Amendment No. 7 to the Application/Declaration (as amended, the "Application") in File No. 70-8875, insofar as the Application related to the Proposed Revolving Credit Facility. The transactions were carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on January 16, 1998 in this File (the "Order"). The Applicants will file, in accordance with Rule 24, quarterly certificates of notification as specified in the Order.

The following additional exhibits are filed herewith:

B.9 $25,000,000 Credit Agreement (execution copy) dated as of February 10, 1998 among Northeast Utilities, as Borrower, the Lenders named therein, and Toronto Dominion (Texas), Inc., as Administrative Agent

F.4  "Past tense" Opinion of Counsel

March 4, 1998

NORTHEAST UTILITIES                     HOLYOKE WATER POWER COMPANY
THE CONNECTICUT LIGHT AND POWER COMPANY NORTH ATLANTIC ENERGY CORPORATION WESTERN MASSACHUSETTS ELECTRIC COMPANY PUBLIC SERVICE COMPANY OF NEW HAMPSHIRE

BY /s/David R. McHale
Name:  David R. McHale
Title:  Assistant Treasurer